UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFOSPACE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45678T300
(CUSIP Number)

Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814
Attention: Larisa Avner Trainor, General Counsel
(301) 961 - 6700

Copies to:

Brian T. Mangino
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, D.C. 20006
(202) 639 - 7258

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cambridge Information Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,854,002*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,854,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,854,002*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON CO, HC

*	Includes 1,089,810 shares of Common Stock of the Issuer previously acquired by CIG I.

**
Based on 39,913,882 shares of Common Stock outstanding, including (i) 38,149,690 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2011, plus (ii) 764,192 shares issued to CIG I pursuant to the Purchase Agreement described herein, plus (iii) 1,000,000 shares issuable to CIG I upon exercise of the Warrant described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cambridge Information Group I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,854,002*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,854,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,854,002*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON OO

*	Includes 1,089,810 shares of Common Stock of the Issuer previously acquired by CIG I.

**
Based on 39,913,882 shares of Common Stock outstanding, including (i) 38,149,690 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the SEC on August 8, 2011, plus (ii) 764,192 shares issued to CIG I pursuant to the Purchase Agreement described herein, plus (iii) 1,000,000 shares issuable to CIG I upon exercise of the Warrant described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Andrew M. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,854,002*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,854,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,854,002*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON IN, HC

*	Includes 1,089,810 shares of Common Stock of the Issuer previously acquired by CIG I.

**
Based on 39,913,882 shares of Common Stock outstanding, including (i) 38,149,690 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the SEC on August 8, 2011, plus (ii) 764,192 shares issued to CIG I pursuant to the Purchase Agreement described herein, plus (iii) 1,000,000 shares issuable to CIG I upon exercise of the Warrant described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert N. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,854,002*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,854,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,854,002*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**
14	TYPE OF REPORTING PERSON IN, HC

*	Includes 1,089,810 shares of Common Stock of the Issuer previously acquired by CIG I.

**
Based on 39,913,882 shares of Common Stock outstanding, including (i) 38,149,690 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the SEC on August 8, 2011, plus (ii) 764,192 shares issued to CIG I pursuant to the Purchase Agreement described herein, plus (iii) 1,000,000 shares issuable to CIG I upon exercise of the Warrant described herein.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of InfoSpace, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) and (f).   This Statement is being jointly filed by Cambridge Information Group, Inc., a Maryland corporation (“CIG”), Cambridge Information Group I LLC, a Delaware limited liability company (“CIG I”), Andrew M. Snyder, a natural resident of the state of New York, and Robert N. Snyder, a natural resident of the state of Maryland (each a “Reporting Person,” and together the “Reporting Persons”.)1

CIG is the managing member of CIG I and the sole holder of common units of CIG I, and, in such capacity CIG I makes all investment decisions for CIG I.  Andrew M. Snyder and Robert N. Snyder each own a significant interest in CIG and serve as directors and officers of CIG.

CIG and CIG I are family owned management and investment firms, primarily focused on education, research and information services companies. Each of the directors and executive officers of CIG is a citizen of the United States of America. The business address of each of the executive officers of CIG is set forth on Annex I attached hereto. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of CIG is set forth on Annex I attached hereto. CIG I does not have any executive officers or managers and is managed entirely by CIG.

The principal business address of each of the Reporting Persons (except for Andrew M. Snyder) is 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814.  The principal business address of Andrew M. Snyder is 111 W 57th Street, New York, New York 10019.

The Reporting Persons have entered into a joint filing agreement, dated as of September 2, 2011, a copy of which is attached to this Statement as Exhibit 99.1.

(d) – (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CIG I paid an aggregate of $7,000,000 in cash for the shares of Common Stock and Warrants of the Issuer purchased pursuant to the Purchase Agreement (as defined below). The source of these funds was working capital.

__________________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Each of the Reporting Persons has acquired the shares of Common Stock and Warrants beneficially owned by it, him or her for investment purposes. Subject to and depending upon the availability of prices deemed favorable by the Reporting Person and an evaluation of alternative investments and other factors, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. Subject to the terms of the Stockholder’s Agreement, the Reporting Persons are considering, and from time to time will continue to consider, the acquisition of additional shares of Common Stock in open market transactions, through tender offers or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock and/or Warrants held by, it, him or her in the open market, in privately negotiated transactions with third parties, or otherwise. The Reporting Persons will perform an ongoing analysis of the Issuer’s operations, prospects, business development, management, competitive and strategic position, capital structure and prevailing marketing conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer’s management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons’ modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality and similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the Issuer’s operation, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the matters described in this Item 4.

CIG I entered into a Shareholders Agreement, dated as of August 23, 2011, with the Issuer relating to shares of Common Stock and the Warrants beneficially owned by CIG I (the “Shareholders Agreement”). See Item 6 hereunder for a detailed description of the Shareholders Agreement. Other than in connection with the Shareholders Agreement and except as described above, the Reporting Persons presently do not have plans of the type enumerated in Item 4(a)-(j) of Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions and its ongoing evaluation of the business, prospects and financial condition of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic and industry conditions, regulatory matters, its business objectives and other relevant factors and other opportunities available to the Reporting Persons, to formulate or change its plans and intentions at any time, as it deems appropriate. Without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock, or sell or transfer shares of Common Stock through transactions in the open market pursuant to private transactions or otherwise, (ii) exercise Warrants or other securities of the Issuer for shares of Common Stock, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions as beneficial owners of Common Stock, and/or (iv) make proposals concerning or take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b). With respect to each Reporting Person, the aggregate percentage of Common Stock reported beneficially owned by such person named herein is based upon 39,913,882 shares of Common Stock outstanding, including (i) 38,149,690 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2011, plus (ii) 764,192 shares of Common Stock issued to CIG I pursuant to the Purchase Agreement described herein, plus (iii) 1,000,000 shares issuable to CIG I upon exercise of the Warrant described herein.  The aggregate number of shares of Common Stock to which this Statement relates is 2,854,002 shares, constituting approximately 7.2% of the outstanding shares of Common Stock of the Issuer.  Of such shares, 1,089,810 shares were previously acquired by CIG I in open market purchases, 764,192 shares were acquired by CIG I pursuant to the Purchase Agreement described herein and 1,000,000 shares are acquirable by CIG I only upon exercise of the Warrants.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

(c). There have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex I to this Schedule 13D, during the last 60 days.

(d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 23, 2011, the Issuer entered into a Securities Purchase Agreement, a Stockholders Agreement, and a Warrant (collectively, the "Agreements") with CIG I. Pursuant to the Agreements, on August 23, 2011, the Issuer sold to CIG I 764,192 newly-issued shares of unregistered Common Stock at a purchase price of $9.16 per share (equal to the average of the consolidated closing bid price of the Common Stock for the 15 consecutive trading days ending on August 19, 2011). The Common Stock purchased pursuant to the Securities Purchase Agreement is subject to certain lockup provisions contained in the Stockholder’s Agreement that prohibit sales of that Common Stock for specified time periods. In addition, the Issuer issued to CIG I warrants (the "Warrants") to purchase 1 million shares of Issuer Common Stock, exercisable at a price of $9.62 per share. The Warrants expire on August 23, 2014 unless Issuer has consummated an acquisition transaction or series of transactions with an aggregate value of at least $200 million, in which case the Warrants will expire upon the earlier of (i) August 23, 2017 and (ii) the effective date of a change of control of Issuer.

The Issuer’s board of directors (the "Board") appointed CIG I representative Andrew M. Snyder to the Board and Issuer has granted CIG I the right to appoint a replacement director representative in the event that Mr. Snyder is unavailable to serve. CIG's right to appoint a director representative will expire upon the earlier of (i) such time as CIG no longer beneficially owns at least 1 million shares of Common Stock and (ii) August 23, 2017.

So long as Andrew M. Snyder or a replacement director representative of CIG I is a member of the Board, the Issuer will allow CIG I to exceed the 5% limit on ownership of the Issuer’s Common Stock, up to a maximum of 10%.  The Issuer’s Certificate of Incorporation, as amended limits purchasers to less than 5% of the outstanding shares of the Issuer unless the Board has granted a request to purchase more.  Under the terms of the Agreements, the Board has agreed to grant requests by CIG I to purchase up to a maximum ownership level of 10% of the Issuer's then-outstanding Common Stock, inclusive of the shares issuable upon exercise of the Warrants. This allowance is subject to certain limitations, and is otherwise subject to the requirements set forth in Section 4.3 of the Issuer's Certificate of Incorporation.  In addition, if CIG I holds more than 5% of the Issuer's outstanding Common Stock at the time that a CIG I director representative no longer sits on the Board, then the limitation in this allowance shall be frozen at the level of CIG I's then-current holdings.

The foregoing description of the Agreements is a summary, does not purport to be a complete description of the Agreements, and is qualified in its entirety by reference to the Agreements, copies of the which are incorporated by reference as set forth in Item 7 below.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated September 2, 2011.

99.2	Securities Purchase Agreement, dated August 23, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 23, 2011).

99.3	Warrant, dated August 23, 2011 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2011).

99.4	Stockholders Agreement, dated August 23, 2011 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 23, 2011).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2011

CAMBRIDGE INFORMATION GROUP, INC.

By:	/s/ Andrew M. Snyder
Name: Andrew M. Snyder
Title: President

CAMBRIDGE INFORMATION GROUP I LLC

By:	Cambridge Information Group, Inc., its managing member

By:	/s/ Andrew M. Snyder
Name: Andrew M. Snyder
Title: President

Andrew M. Snyder

/s/ Andrew M. Synder

Robert N. Snyder

/s/ Robert N. Snyder